September 26, 2013

VIA EDGAR SYSTEM

Mr. Patrick Gilmore, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC, 20549

Re:	TTM Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended July 1, 2013
Filed August 6, 2013
File No. 000-31285

Dear Mr. Gilmore:

TTM Technologies, Inc., a Delaware corporation (referred to as the “Company”, “we”, “our” or “us”), hereby submits its responses to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated September 6, 2013 (the “Comment Letter”). The individual responses of the Company to each of such comments are set forth below. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. Comment: You disclose that you have customers in the Middle East. Your website lists information on “EMEA,” which we understand to mean Europe, the Middle East and Africa, regions that include Syria and Sudan. We also note that your website includes a drop down menu for requesting a capabilities sheet that includes Syria and Sudan, and a drop down menu for requesting a quote that includes Syria, Sudan and Cuba. Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements, including through Huawei and Ericsson, companies you list as two of your five largest customers. According to recent news articles, Huawei does business in Syria. According to publicly available letters to the staff, Ericsson sells equipment and services in Syria, Sudan and Cuba, and it has offices in those countries. Your response should describe any services or products you have provided to Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission

September 26, 2013

Company Response: The Company has no known past, current, or anticipated contacts with Syria, Sudan, or Cuba, whether through subsidiaries, resellers, customers, distributors or other direct or indirect arrangements. The Company has provided no services or products to Syria, Sudan, or Cuba, directly or through any of its affiliates. The Company does not maintain any assets, offices, employees, agents or affiliates in Syria, Sudan, or Cuba, and none are anticipated. The Company does not sell products or services through distributors or resellers. As noted in your comment letter, the Company’s website includes drop down menus for requesting certain information and quotes. Please note that when such website functions were developed, the developers used a generic, expansive list of countries to populate such drop down menus. As stated above, we have provided no services or products to Syria, Sudan, or Cuba, and we are not aware of any request for information or quotes made through our website related to Syria, Sudan, or Cuba. Please note that we have since removed the above referenced countries, as well as Iran, from the drop down menus on our website.

With respect to Huawei and Ericsson, the products we sell to such customers are typically incorporated into larger telecommunications and data communications systems that are used by telecom providers and large enterprises. While we generally do not have insight into the ultimate destination of our products sold to these customers, we confirm that we have not, to our knowledge, ever provided to Huawei, Ericsson or any other customer any product customized for use in an end product exported to any party in Syria, Sudan or Cuba or any service with respect to any such product. In connection with our responses to your Comment Letter, the Company conducted internal inquiries relating to our products sold to customers, including Huawei and Ericsson. Such inquiries did not uncover any evidence that the Company’s products have been exported to Syria, Sudan, or Cuba.

2. Comment: Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Company Response: As discussed in our response to Comment #1 above, we have no known past, current or anticipated contacts with, and we have no assets in, Syria, Sudan or Cuba. We have made no sales in, have shipped no products to, and have had no liabilities associated with Syria, Sudan or Cuba during the last three fiscal years and the subsequent interim period. To our knowledge, we have not provided any customer, including Huawei and Ericsson, any service or product for use in any end product destined for any party in Syria, Sudan or Cuba. As a result, we do not believe that there exists a material investment risk for our security holders and we do not anticipate any potential impact therefrom on our company reputation or share value.

We highly value the views of our security holders and seek to actively engage them. Based on the facts that (i) we have had no known past, current or anticipated contacts with Syria, Sudan or Cuba, (ii) the Company has not received any inquiries from investors or analysts expressing concerns regarding our business with Huawei or Ericsson, and (iii) the Company is not aware of any proposed divestment initiatives related thereto, we do not believe that divestment initiatives have had or will have a material impact on the Company.

Securities and Exchange Commission

September 26, 2013

3. Comment: Please address the potential for reputational harm from your relationships with Huawei and Ericsson in light of their business in Syria, Sudan and Cuba, and in Iran, which also is a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note from Huawei’s website that it conducts business with government-controlled Iranian companies, and we are aware of negative publicity, including reports of negative statements by U.S. government officials, regarding the nature of its business in Iran. We note also that Ericsson’s 2012 Form 20-F includes disclosure that it has an office in Iran and it conducts business with government-controlled Iranian companies. We also are aware of negative publicity, including reports of negative statements by U.S. government officials, regarding the nature of Ericsson’s business in Iran. In addition, we note 2012 news articles reporting that Ericsson’s subsidiary in Panama paid a fine to the Department of Commerce for violating restrictions on exports to Cuba.

Company Response: As discussed in our response to Comment #1 and Comment #2 above, the Company sells products to Huawei and Ericsson that are typically incorporated into larger telecommunications and data communications systems that are used by telecom providers and large enterprises. To our knowledge, the Company has not provided any service or customized product to any customer, including Huawei and Ericsson, for use in any end product destined for any party in Iran, Syria, Sudan or Cuba.

At the time Huawei and Ericsson became customers of the Company, the Company did not have, and the Company does not presently have, knowledge with respect to Huawei’s and Ericsson’s business activities in Iran, Syria, Sudan or Cuba (other than as reported in the press and in the public filings noted in your Comment Letter). We note that Huawei announced that it will voluntarily restrict its business development activities in Iran by no longer seeking new customers and limiting its business activities with existing customers. We also note that, according to a recent press report, Ericsson has stated that it has reduced its involvement with Iran, that it will not sign any new contract with Iranian telecommunications groups, and that at the end of 2013, Ericsson will no longer have any ongoing commitments for delivering new equipment in Iran. We also understand from publicly available information that Ericsson’s subsidiary in Panama voluntary disclosed violations of restrictions on exports to Cuba and that since such time Ericsson has taken corrective action and changed its procedures.

Since publicly disclosing that Huawei and Ericsson are customers of the Company, the Company has not received any inquiries from investors or analysts expressing concern regarding such business relationships. Although the Company understands that certain investors, customers and regulatory bodies have concerns about contractual relationships with companies that have business dealings with U.S.-designated state sponsors of terrorism, based upon the foregoing, the Company does not believe that its business transactions with Huawei and Ericsson are likely to cause reputational harm to the Company. The Company acknowledges that investor awareness in the United States and elsewhere regarding relationships with companies doing business with U.S.-designated state sponsors of terrorism has been heightened in recent years, and the Company will continue to monitor the potential effect of investor sentiment in relation to the business we conduct with our customers, including Huawei and Ericsson.

4. Comment: We note disclosure on page 20 that your aerospace/defense sales are related to U.S. and foreign military and defense programs, and on page 26, that some of the items you manufacture are controlled for export by the Department of Commerce’s Bureau of Industry and Security. Please tell us whether any of your contacts with Syria, Sudan and/or Cuba involve equipment, components or technologies that are dual use or are on the Department of Commerce’s Commerce Control List.

Securities and Exchange Commission

September 26, 2013

Company Response: As discussed in our response to Comment #1, Comment #2 and Comment #3 above, we have no known past, current or anticipated contacts with Syria, Sudan or Cuba. Accordingly, we are not aware of any past, current or anticipated contacts or sales with Syria, Sudan or Cuba that involve dual use products, components or technologies included on the Department of Commerce’s Commerce Control List.

Form 10-Q for the Quarterly Period Ended July 1, 2013

Consolidated Condensed Statements of Operations, page 3

5. Comment: We note that you completed the sale of your controlling interest in Dongguan Shengyi Electronics Ltd. (SYE) in June 2013. Please tell us what consideration you gave to reporting this sale as a discontinued operation pursuant to ASC 205-20-45. As part of your response, please tell us whether SYE was a component as described in ASC 205-20-20.

Company Response: The Company considered whether we should account for the sale of SYE as a discontinued operation pursuant to ASC 205-20-45 and concluded that the relevant criteria were not met. In conjunction with this assessment, we determined that SYE met the definition of a component in accordance with ASC 205-20-20, as it comprised operations and cash flows that could be clearly distinguished, both operationally and for financial reporting purposes. However, given that the operations and cash flows of SYE have not been (and will not be) eliminated from the ongoing operations of the Company as a result of the disposal transaction, we have determined that the first condition of ASC 205-20-45-1 was not met.

Prior to the disposal transaction, the Company’s international footprint included seven printed circuit board (PCB) fabrication plants in Hong Kong, Dongguan, Guangzhou, Shanghai and Suzhou, China. SYE consisted of one of these PCB fabrication plants and a trading company, which processed external sales of PCBs manufactured not only by SYE but also by the Company’s other fabrication plants. Subsequent to the sale of SYE, the Company has continued to manufacture PCBs in China as a core part of the ongoing operations of the Company. Additionally, the Company has established a new trading company in China, which is expected to process approximately half of the sales to external customers that had previously been processed by SYE. For a transition period of six months, the majority of TTM’s external customer orders previously manufactured at SYE will continue to be manufactured at that facility on behalf of TTM. The PCBs manufactured by the Company’s other fabrication plants continue to be manufactured at those facilities, and are expected to be converted to direct orders within the next six months.

We followed the four-step process outlined in ASC 205-20-55-3 in determining whether the conditions of ASC 205-20-45-1 have been met:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

Securities and Exchange Commission

September 26, 2013

The question is whether, in substance, the cash inflows of the component have been continued after the disposal transaction. As described above, we expect a migration of revenues from the disposed component (SYE) to our ongoing operations (i.e., continued transactions with the major customers of the disposed component).

We evaluated the significance of the continuing cash flows based on a comparison between the cash flows expected to be received by the ongoing entity divided by the cash inflows of the disposed component on a gross basis for a period of one year after the disposal. We concluded that the continuing cash flows are significant, as they represent approximately half of the cash flows generated by SYE prior to the disposal transaction.

Because the continuing cash flows are significant, consideration of Step 4 was not necessary.

As a result, we have determined that the sale of SYE did not meet the definition of a discontinued operation pursuant to ASC 205-20-45.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 327-3000 if you have any questions or would like any additional information.

Very truly yours,

/s/ Todd B. Schull
Todd B. Schull
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer